[Letterhead of Las Vegas Sands Corp.]

December 27, 2007

VIA EDGAR AND FACSIMILE

Jennifer Gowetski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Re:	Las Vegas Sands Corp. Definitive Proxy Statement
on Schedule 14A, filed April 30, 2007; File No. 001-32373

Dear Ms. Gowetski:

I am writing in response to the comments of the Staff contained in the Staff’s letter to Sheldon G. Adelson, the Chairman of the Board and Chief Executive Officer of Las Vegas Sands Corp. (the “Company”), dated November 30, 2007 (the “Second Comment Letter”), regarding the above-referenced Definitive Proxy Statement on Schedule 14A.

Set forth below is the Staff’s comment conveyed in the Second Comment Letter and the Company’s response thereto. The information below is based on information available at the date of this letter.

1.

We note your response to comment no. 6. With respect to the targets to be excluded, please provide on a supplemental basis a more detailed analysis of why you believe that disclosure of the targets would result in competitive harm, including a complete discussion of how competitors may be able to derive confidential commercial or financial information from the targets.

The disclosure in the 2008 proxy statement will include the 2007 EBITDAR-based performance targets established by the Compensation Committee, as initially requested in comment no. 6 in the Staff’s letter to Mr. Adelson, dated August 21, 2007. These are the performance targets that must be achieved in order for our executive officers to receive 100% of their 2007 target base bonus, if applicable, or their 2007 target annual bonus and their restricted stock awards relating to 2007 performance. (Mr. Rozek does not receive a base bonus. One-half of his annual bonus opportunity is based on the achievement of EBITDAR-based performance targets and the other half is based on his attainment of

Securities and Exchange Commision	2

individual performance criteria.) Future proxy statements will include similar performance target information for the most recently completed fiscal year, if applicable.

If you need additional information relating to the matters discussed in this letter, please contact the undersigned at (702) 733-5322 or Robert P. Rozek, Senior Vice President and Chief Financial Officer, at (702) 414-4732.

Sincerely,

/s/ Gayle M. Hyman
Gayle M. Hyman
Assistant General Counsel

cc:	Sheldon G. Adelson

Chairman and Chief Executive Officer

Charles D. Forman

Chairman, Compensation Committee

Robert P. Rozek

Senior Vice President and Chief Financial Officer